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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-36992~~ 8-47556

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 (MM/DD/YY) AND ENDING December 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: YSC Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

30 Park Avenue, Suite 20A
(No. and Street)

New York | New York | 10016
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Young Soo Chang 212-725-5044
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Riedl, Ernst J.
(Name – *if individual, state last, first, middle name*)

331 East Avenue | Macedon | New York | 14502
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 20 2005
THOMSON FINANCIAL

RECEIVED MAY 31 2005

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ernst J. Riedl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YSC Global Securities, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

WILLIAM J. SCHRADER
Notary Public, State of New York
MONROE COUNTY, No. 01SC6028800
Commission Expires Aug. 2, 2005

[Signature]
Signature

CPA
Title

[Signature: William J Schrader]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YSC GLOBAL SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2004

CONTENTS

Ernst J Riedl, CPA
331 East Avenue
Macedon, NY 14502
Tel 315-986-4555
Fax #15-986-2994

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
YSC Global Securities, Inc.

I have audited the accompanying statement of financial condition of YSC Global Securities, Inc. (an S-Corporation) as of December 31, 2004, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of YSC Global Securities, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the company will continue as a going concern. As discussed in the notes to the financial statements, the company's net capital as of March 31 and April 30, 2004 was less than the required $5,000 and the company continues to maintain minimal net capital. This condition raises substantial doubt as to the company's ability to continue as a going concern. Management's plans are also described in the notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Security Exchange Act of 1934. Such information has been subjected to the auditing procedures applied to my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



May 18, 2005

YSC GLOBAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

Assets:				
Cash			$	6,617
Commissions Receivable				464
Due from Stockholder				2,716
Property and Equipment	$	4,987		
Less, Accumulated Depreciation		4,987		0
Total Assets			$	9,797

Liabilities and Equity Capital:		
Accounts Payable and Accrued Expenses	$	625
Equity Capital		9,172
Total Liabilities and Equity Capital	$	9,797

The accompanying notes to the financial statements are an integral part of this statement.

YSC GLOBAL SECURITIES, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenue:		
Commissions	$ 22,183	
Total Revenue		$ 22,183
Expenses:		
Clearance Charges	6,578	
Communications	2,387	
Rent	8,000	
Other Operating Expenses	4,837	
Total Expenses		21,802
Net Income		$ 381

The accompanying notes to the financial statements are an integral part of this statement.

YSC GLOBAL SECURITIES, INC.
STATEMENT OF CHANGES IN EQUITY CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2004

Equity Capital - Beginning	$	23,791
Addition:		
Net Income for Year		381
Total		24,172
Deduction:		
Distribution to Owner		15,000
Equity Capital - Ending	$	9,172

The accompanying notes to the financial statements are an integral part of this statement.

YSC GLOBAL SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows from Operating Activities:		
Net Income	$ 381	
Increase or (Decrease) in Cash Resulting from Changes in the following Operational Assets and Liabilities:		
Commissions Receivable	(263)	
Prepayments and Other Assets	1,056	
Due from Stockholder	15,346	
Accounts Payable and Accrued Expenses	(949)	
Net		$ 15,571
Cash Flows from Investing Activities:		0
Cash Flows from Financing Activities:		
Distributions to Stockholder		(15,000)
Increase in Cash		571
Cash Balance, Beginning of Year		6,046
Cash Balance - End of Year		$ 6,617
Supplemental Information:		
Income Taxes Paid		$ 400

The accompanying notes to the financial statements are an integral part of this statement.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

YSC Global Securities, Inc. (the firm), a Delaware corporation, organized on July 5, 1994, is a registered broker–dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc.(NASDA). The Company provides global securities execution to institutional clients located in the United States.

Revenue Recognition

Revenue from commissions is recognized when earned on a trade-date basis.

Property and Equipment

The firm's furniture and office equipment is stated at cost less accumulated depreciation. Depreciation is computed by accelerated rates over the estimated useful lives of the assets.

Income Taxes

The firm, with the consent of its stockholder, elected to be taxed as an S Corporation and as such is exempt from Federal income taxes. The firm is subject to local taxation and pays a minimum state tax.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NET CAPITAL REQUIREMENT

As a regulated broker-dealer and member of the NASD, the firm is subject to the SEC's Uniform Net Capital Rule 15c3-1 (rule), which requires that net capital, as defined, be at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The rule prohibits the firm from distributing equity capital or paying cash dividends if its resulting net capital is less than one-tenth of aggregate indebtedness or 120% of the minimum dollar amount required, whichever is greater. Net capital and aggregate indebtedness change from day to day, but at December 31, 2004 the firm had net capital of $6,456 which exceeded its requirement of $5,000 by $1,456. Aggregate indebtedness was $0. On March 31 and April 30, 2004 the firm did not have the required net capital and continues to maintain minimal net capital. In order to maintain adequate levels of net capital, management is soliciting new business and has reduced expenditures.

YSC GLOBAL SECURITIES, INC.
COMPUTATION OF NET CAPITAL
and
RECONCILIATION OF AUDITED NET CAPITAL WITH NET CAPITAL PER FORM X-17A-5
AS OF DECEMBER 31, 2004

Ownership Equity	$	9,172
Deduct, Non Allowable Assets:		
Amount due from Stockholder		2,716
Net Capital		6,456
Minimum Capital Requirement:		
The greater of 6 2/3% of aggregate indebtedness of $0 or $5,000		5,000
Excess of Net Capital over Minimum Requirement	$	1,456
Aggregate Indebtedness	$	0
Ratio of Aggregate Indebtedness to Net Capital		0

Reconciliation of Audited Net Capital with Net Capital Per Form x-17A-5

Unaudited Form X-17A-5 Part IIA	$	6,456
Audit Adjustments		0
Audited Net Capital	$	6,456

OATH OF AFFIRMATION

I, Young Soo Chang, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of YSC Global Securities, Inc. as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature 

Title: President

Notary 

CHANTÉ A. SLATER
No. 01SL6116476
Notary Public, State of New York
Qualified in Kings County
My Commission Expires Oct. 4 2005

Ernst J Riedl, CPA
331 East Avenue
Macedon, NY 14502
Tel 315-986-4555
Fax #15-986-2994

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5

To the Board of Directors of
YSC Global Securities, Inc.

In planning and performing my audit of the financial statements and supplemental schedule of YSC Global Securities, Inc. (the firm) for the year ended December 31, 2004, I considered its internal control in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by the firm, including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and determining compliance with the exemptive provisions of rule 15c3-3. I did not review the practices and procedures followed by the firm in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the firm does not carry security accounts for customers or perform custodian functions relating to customer securities.

The management of the firm is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable but not absolute assurance that assets for which the firm has responsibility are safeguarded against loss from unauthorized use or disposition and the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, fraud may occur and not be detected. Also, projections of any evaluations of them to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operations may deteriorate.

My consideration of internal control would not necessarily disclose all matters of internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within in a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred above are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the firm's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



May 18, 2005.

YSC Global Securities, Inc.

YSC Global Securities, Inc.
30 Park Avenue, Suite 20A
New York, NY 10016
Phone: 212-725-5044
Member NASD/SIPC
YSC94@aol.com

May 23, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 5-1
Washington, D.C. 20549

Re: New Annual Audit Report for year 2004.

Gentlemen:

Enclosed two copies of YSC Global Securities, Inc's New Annual Audited Report for year ending December 31, 2004 by a new independent auditor.

If you have any questions please call me at 212-725-5044.

Sincerely,



Young Soo Chang
President


SEC MAIL
RECEIVED
PROCESSING
MAY 31 2005
WASH, D.C.
209
SECTION